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                            April 20, 2021

       Allen Campbell
       Chief Financial Officer
       Verso Corp
       8540 Gander Creek Drive
       Miamisburg, Ohio 45342

                                                        Re: Verso Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-34056

       Dear Mr. Campbell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Note 1. Summary of Business and Basis of Presentation
       Correction of previously reported amounts, page 56

   1. We note that you corrected errors related to fiscal year 2019 consolidated financial statements within your
current Form 10-K. You disclose the adjustments to correct
                                                        deferred tax assets
were not material to your previously issued consolidated financial statements based on
your evaluation of both quantitative and qualitative factors. In this regard, please provide
us with your materiality assessment which includes the
                                                        considerations outlined
in SAB Topic IM as the adjustments to income tax benefit and net income for fiscal year
2019 appear to be quantitatively material.
 Allen Campbell
FirstName
Verso CorpLastNameAllen Campbell
Comapany
April       NameVerso Corp
       20, 2021
April 220, 2021 Page 2
Page
FirstName LastName
Note 15. Income taxes, page 73

2. We note that you reversed your deferred tax valuation allowance in fiscal 2019 after considering the existence of recent cumulative income from continuing operations as a source of positive evidence. We also note that you regularly review deferred tax assets for recoverability based upon an analysis of all positive and negative evidence, including expected future book income based on historical data and the expected timing of the reversals of existing temporary differences. Please provide additional detail that supports your decision to reverse the valuation allowance in fiscal 2019, including the nature of the positive and negative evidence, as well as assumptions used in your analysis. Also, provide similar information that supports your determination of the deferred tax valuation allowance at December 31, 2020.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Jean Yu,
Assistant Chief Accountant, at 202-551-3305 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing